

Daniel Cunningham · 3rd
Active Angel Investor, focusing on AI/ML/DL/NLP
West Linn, Oregon · 135 connections · **Contact info**

 Mindcurrent

 University of California San Diego

Experience



Active Angel Investor, focusing on AI/ML/DL/NLP
Mindcurrent · Full-time
Jan 2019 – Present · 1 yr 2 mos
Portland, Oregon Area

Stress relief, using AI to recommend personalized guidance from experts.
Acting CTO, until I can find someone better.



Angel Investor, focusing on AI/ML/DL/NLP
Jump Start Finance
Dec 2018 – Jan 2019 · 2 mos
Greater San Diego Area

Child care financing for working families, de-risked w/ AI.

Rancher (technically a Stockman Grass Farmer)
Chintimini Farm · Self-employed
Apr 2006 – Aug 2016 · 10 yrs 5 mos
Corvallis, Oregon Area

- Grass-fed beef, pasture raised poultry, true free-range eggs
- Using the Polyface Farm process, developed by Joel Salatin
- Because, if you've done tech, how hard could farming be, right?
- Turns out... it's pretty effing hard. What a surprise!   …see more

Previous Working Life as Propeller-Head
Various · Full-time
Jan 1994 – Mar 2006 · 12 yrs 3 mos
San Diego, Portland, Malta

Serial software startup entrepreneur (with the scars to prove it) and the good fortune (thanks
to great teammates!) to have participated in both IPOs and major acquisitions.

- Massive multiplayer online gaming   …see more

Education



University of California San Diego
Computer Science

Skills & Endorsements

Cloud Computing · 1

Greg Pierson has given an endorsement for this skill

Account Management · 1

Greg Pierson has given an endorsement for this skill

Business Analysis · 1

Greg Pierson has given an endorsement for this skill

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